Mail Stop 4561

November 7, 2008

Mr. Martin Goldrod
President and Chief Executive Officer
China Entertainment Group, Inc.
12400 Ventura Blvd.
Suite 645
Studio City, CA 91604

> **Re: China Entertainment Group, Inc.**
> **Item 4.01 Form 8-K**
> **Filed October 17, 2008**
> **Item 4.01 Form 8-K/A**
> **Filed November 5, 2008**
> **File No. 0-29019**

Dear Mr. Goldrod:

We have completed our review of the above referenced filings and have no further comments at this time.

Sincerely,

Mark Rakip
Staff Accountant